Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP REPORTS FOURTH QUARTER AND FULL-YEAR 2022 RESULTS

AND AUTHORIZATION OF SUBSTANTIAL ISSUER BID

Highlights for FY22 Q4

●	Revenues of $2,347.5 million, an increase of $532.4 million or 29.3% compared to same period last year;
●	Normalized diluted earnings per share [1] of $3.00, an increase of $1.18 per share, while diluted earnings per share of $2.50, a decrease of $0.45 per share compared to the same period last year;
●	Normalized EBITDA [1] of $416.4 million, an increase of $103.3 million or 33.0% compared to the same period last year.

Highlights for FY22

●	Revenues increased by 28.5% compared to last year, an all-time record high of $7,647.9 million;
●

Outperformed FY22 guidance with Normalized EBITDA [1] of $1,462.1 million representing an increase of 46.4% compared to last year and resulting in Normalized diluted earnings per share [1] of $9.92, an increase of $4.53 per share or 84.0%;

●	Market share gains in Snowmobile, SSV and PWC in North American Powersports;
●	Introduction of the Sea-Doo Switch, an all-new customizable modular pontoon offered at an attractive price-point;
●	Returned $726 million to shareholders through share repurchase and dividend payments; and
●	The Company started production at its third facility located in Juarez, Mexico, thereby increasing its SSV production capacity.

Fiscal 2023 full-year guidance

●	The Company is expecting a strong growth in revenues across all its product lines ranging from 24% to 29% compared to fiscal year 2022; and
●	Normalized diluted earnings per share [1] expected to increase by 8% to 12%, resulting in the range of $10.75 - $11.10.

Valcourt, Quebec, March 25, 2022 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today reported its financial results for the three- and twelve-month periods ended January 31, 2022. All financial information is in Canadian dollars unless otherwise noted. The complete financial results are available on SEDAR and EDGAR as well as in the section Quarterly Reports of BRP’s website.

“We are extremely pleased with our fourth quarter performance which concluded an exceptional Fiscal 22. We delivered record annual results with revenues reaching over $7 billion for the first time in our history, despite operating in a volatile environment. We continued gaining market share in the powersports industry and attained record market share in the snowmobile, PWC, ATV and SSV segments. These results were driven by ongoing robust demand for our products and our team’s ability to navigate through supply chain disruptions,” said José Boisjoli, President and CEO.

“Looking ahead to Fiscal 23, we anticipate solid growth of 8% to 12% in diluted Normalized EPS. The first half of the year could prove to be more challenging given the global supply chain volatility. We are confident we can achieve our full year guidance based on sustained consumer interest in powersports, our strong product portfolio, including new product introductions, and the agility of our team,” added Mr. Boisjoli.

“Furthermore, we are very excited to announce today that our iconic Can-Am brand is returning to its motorcycle roots with a product line-up that will be completely electric, and the first models are expected to be available in mid-2024,” concluded Mr. Boisjoli.

[1] See “Non-IFRS Measures” section of this press release.

FISCAL YEAR 2023 GUIDANCE

The Company has established its FY23 guidance as follows:

Financial Metric	FY22	FY23 Guidance[4] vs FY22

Revenues

Year-Round Products	$3,467.5	Up 30% to 35%

Seasonal Products	2,524.1	Up 22% to 27%

Powersports PA&A and OEM Engines	1,143.5	Up 17% to 22%

Marine	512.8	Up 12% to 17%

Total Company Revenues	7,647.9	Up 24% to 29%

Normalized EBITDA[2]	1,462.1	Up 12% to 15%

Effective Tax Rate[2][3]	25.4%	26.0% to 26.5%

Normalized Earnings per Share – Diluted[2]	$9.92	Up 8% to 12% ($10.75 to $11.10)

Net income	794.6	~$900M to $925M

Other assumptions for FY23 Guidance
• Depreciation Expenses:	~$350M (Compared to $268M in FY22)
• Net Financing Costs Adjusted:	~$72M (Compared to $60M in FY22)
• Weighted average number of shares – diluted:	~83.5M shares (Compared to 85.3M shares in FY22)
• Capital Expenditures:	~$675M to $700M (Compared to $698M in FY22)

FY23 Quarterly Outlook [4]

Following a strong fourth quarter in Fiscal 2022, we expect another solid year with a Normalized EBITDA[2] increase ranging from 12% to 15% compared to the previous period. The Company anticipates the incremental Normalized EBITDA [2] for the year will be generated during the last three quarters and will represent 30% growth compared to the last three quarters of FY22 as we anticipate supply chain constraints to subside while also benefiting from an increase in production capacity beginning in the second quarter.

[2] See “Non-IFRS Measures” section of the press release.

[3] Effective tax rate based on Normalized Earnings before Normalized Income Tax.

[4] Please refer to the “Caution Concerning Forward-Looking Statements” and “Key assumptions” sections of this press release for a summary of important risk factors that could affect the above guidance and of the assumptions underlying this Fiscal Year 2023 guidance.

Financial Highlights

	Three-month periods ended		Twelve-month periods ended
(in millions of Canadian dollars, except per share data and margin)	January 31, 2022	January 31, 2021	January 31, 2022	January 31, 2021	January 31, 2020

Revenues	$2,347.5	$1,815.1	$7,647.9	$5,952.9	$6,052.7
Gross Profit	609.5	501.9	2,132.2	1,472.3	1,454.0
Gross Profit (%)	26.0%	27.7%	27.9%	24.7%	24.0%
Normalized EBITDA[5]	416.4	313.1	1,462.1	999.0	804.4
Net income (loss)	209.6	264.2	794.6	362.9	370.6
Normalized net income[5]	251.3	162.8	846.5	477.0	358.4
Earnings per share - diluted	2.50	2.95	9.31	4.10	2.28
Normalized earnings per share – diluted [5]	3.00	1.82	9.92	5.39	3.10
Weighted average number of shares – basic	81,965,577	87,440,713	82,973,284	87,519,856	92,760,943
Weighted average number of shares – diluted	83,691,775	89,508,263	85,259,520	88,604,984	93,813,815

FOURTH QUARTER RESULTS

The Company continued to experience supply chain related disruptions and inefficiencies in an increasingly inflationary environment when compared to the first nine months of Fiscal 2022 and the fourth quarter of Fiscal 2021. As a result, it limited the Company’s ability to replenish dealer inventories thereby limiting product availability in the network. Such supply chain related disruptions also resulted in an increased level of substantially completed units awaiting missing components throughout the second half of Fiscal 2022. Despite these challenges, the Company optimized the shipment of missing components to its dealer network resulting in a high conversion rate of substantially completed units available for retail, revised its production planning to favor the manufacturing of in season products, such as snowmobiles which, combined with strategic pricing initiatives, allowed it to achieve record high revenues during the fourth quarter of Fiscal 2022.

Revenues

Revenues increased by $532.4 million, or 29.3%, to $2,347.5 million for the three-month period ended January 31, 2022, compared to the $1,815.1 million for the corresponding period ended January 31, 2021. The revenue increase was primarily driven by a higher wholesale volume across all product lines due to strong retail demand and favourable pricing mostly due to supply chain related surcharges. The increase was partially offset by an unfavourable product mix in Year-Round Products. The increase includes an unfavourable foreign exchange rate variation of $42 million.

•

Year-Round Products [6] (36% of Q4-22 revenues): Revenues from Year-Round Products Products increased by $93.4 million, or 12.3%, to $853.1 million for the three-month period ended January 31, 2022, compared to the $759.7 million for the corresponding period ended January 31, 2021. The increase was primarily attributable to a higher volume of ATV and SSV sold and favourable pricing on all products. The increase was partially offset by an unfavourable product mix of SSV. The increase includes an unfavourable foreign exchange rate variation of $8 million.

•

Seasonal Products [6] (45% of Q4-22 revenues): Revenues from Seasonal Products increased by $377.5 million, or 56.2%, to $1,048.9 million for the three-month period ended January 31, 2022, compared to $671.4 million for the corresponding period ended January 31, 2021. The increase was primarily attributable to a higher volume of snowmobiles and PWC, combined with a favourable mix of snowmobiles sold and a favourable pricing of PWC. The increase was partially offset by an unfavourable foreign exchange rate variation of $25 million.

[5] See “Non-IFRS Measures” section of this press release

[6] The inter-segment transactions are included in the analysis.

•

Powersports PA&A and OEM Engines [7] (13% of Q4-22 revenues): Revenues from Powersports PA&A and OEM Engines increased by $53.6 million, or 20.8%, to $310.7 million for the three-month period ended January 31, 2022, compared to the $257.1 million for the corresponding period ended January 31, 2021. The increase was mainly attributable to a higher volume of PA&A coming from strong unit retail sales and higher replacement parts revenue driven by an increased usage of products by consumers combined with a favourable pricing. The increase was partially offset by an unfavourable foreign exchange rate variation of $7 million.

•

Marine [7] (6% of Q4-22 revenues): Revenues from the Marine segment increased by $9.8 million, or 7.6%, to $139.0 million for the three-month period ended January 31, 2022, compared to $129.2 million for the corresponding period ended January 31, 2021. The increase was primarily due to a favourable mix of boats sold, partially offset by an unfavourable foreign exchange rate variation of $2 million.

North American Retail Sales

The Company’s North American retail sales for powersports vehicles decreased by 7% for the three-month period ended January 31, 2022 compared to the three-month period ended January 31, 2021. The decrease was mainly driven by limited product availability.

•	Year-Round Products: retail sales decreased on a percentage basis in the high-twenties range compared to the three-month period ended January 31, 2021.

•	Seasonal Products: retail sales increased on a percentage basis in the high single digit range compared to the three-month period ended January 31, 2021.

•	Marine: boat retail sales decreased by 20% compared with the three-month period ended January 31, 2021.

Gross profit

Gross profit increased by $107.6 million, or 21.4%, to $609.5 million for the three-month period ended January 31, 2022, compared to $501.9 million for the corresponding period ended January 31, 2021. The increase was primarily due to favourable volume and pricing. Gross profit margin percentage decreased by 170 basis points to 26.0% from 27.7% for the three-month period ended January 31, 2021. The decrease was attributable to higher logistics, commodities and labour costs due to inefficiencies related to supply chain disruptions, partially offset by higher volume.

Operating expenses

Operating expenses increased by $10.1 million, or 4.0%, to $262.9 million for the three-month period ended January 31, 2022, compared to $252.8 million for the three-month period ended January 31, 2021. This increase was mainly attributable to lower expenses in FY21 following cost reduction initiatives to mitigate the impact of COVID-19.

Normalized EBITDA [8]

Normalized EBITDA [8] increased by $103.3 million, or 33.0%, to $416.4 million for the three-month period ended January 31, 2022, compared to $313.1 million for the three-month period ended January 31, 2021. The increase was primarily due to higher gross profit, partially offset by higher operating expenses.

[7] The inter-segment transactions are included in the analysis.

[8] See “Non-IFRS Measures” section of the press release.

Net Income

Net income decreased by $54.6 million to $209.6 million for the three-month period ended January 31, 2022, compared to the $264.2 million for the three-month period ended January 31, 2021. The decrease was primarily due to an unfavourable foreign exchange rate variation impact on the U.S. denominated long-term debt, partially offset by higher operating income.

TWELVE-MONTH PERIOD ENDED JANUARY 31, 2022

Revenues

Revenues increased by $1,695.0 million, or 28.5%, to $7,647.9 million for the twelve-month period ended January 31, 2022, compared to $5,952.9 million for the corresponding period ended January 31, 2021. The revenue increase was primarily due to higher wholesale across all product lines due to COVID-19 impact last year, lower sales programs due to a strong retail environment and favourable pricing combined with a favourable product mix of PWC, ATV and SSV. The increase was partially offset by an unfavourable foreign exchange rate variation of $287 million.

Normalized EBITDA [9]

Normalized EBITDA [9] increased by $463.1 million, or 46.4%, to $1,462.1 million for the twelve-month period ended January 31, 2022, compared to $999.0 million for the twelve-month period ended January 31, 2021. The increase was primarily due to higher gross profit, partially offset by higher operating expenses, when excluding the impairment charge relating to the Marine segment recorded in FY21.

Net Income

Net income increased $431.7 million to $794.6 million for the twelve-month period ended January 31, 2022, compared to $362.9 million for the twelve-month period ended January 31, 2021. The increase was primarily due to higher operating income, partially offset by a higher income tax expense, higher net financing costs and lower foreign exchange rate variation impact on the U.S. denominated long-term debt.

LIQUIDITY AND CAPITAL RESOURCES

The Company generated net cash flows from operating activities totalling $770.0 million for the twelve-month period ended January 31, 2022 compared to $954.2 million for the twelve-month period ended January 31, 2021.

The Company used its liquidity primarily to invest in capital expenditures for $688 million to add production capacity and to acquire previously leased production facilities, as well as invested to modernize the Company’s software infrastructure to support future growth. The Company also partially repaid its Term B Loan for a net amount of approximately US$300 million and returned $726 million to shareholders through share repurchases and a quarterly dividend payout.

On May 4, 2021, the Company amended its $700.0 million revolving credit facilities to increase the availability to $800.0 million and to extend the maturity from May 2024 to May 2026 (the “Revolving Credit Facilities”). Subsequent to January 31, 2022, the Company amended again its Revolving Credit Facilities to increase total availability to $1,100.0 million and replace LIBOR references by SOFR references. The pricing grid and other conditions remained unchanged.

Dividend

On March 24, 2022, the Company’s Board of Directors declared a quarterly dividend of $0.16 per share for holders of its multiple voting shares and subordinate voting shares. The dividend will be paid on April 18, 2022 to shareholders of record at the close of business on April 4, 2022.

[9] See “Non-IFRS Measures” section of this press release.

ANNOUNCEMENT OF A SUBSTANTIAL ISSUER BID

The Company announced today that the Board of Directors has authorized the launch of a substantial issuer bid (“SIB”) pursuant to which the Company will offer to purchase for cancellation up to $250 million of its subordinate voting shares. The Company anticipates that the offer will commence, and the terms and pricing will be determined, during the next two weeks and will be completed before the end of May 2022. The Company intends to fund the substantial issuer bid with a combination of cash on hand and drawings on existing credit facilities.

Under the proposed issuer bid, shareholders wishing to accept the offer will have the opportunity to tender their shares (i) by making an auction tender at a specified price per share within a range proposed by the Company (i.e. modified “Dutch auction”) and for a specified number of shares (an “Auction Tender”), or (ii) by making a purchase price tender without specifying a price per share, but rather agreeing to have a specified number of shares purchased at the purchase price to be determined by the Auction Tenders. The maximum and minimum prices to be proposed under the Dutch auction tender will be determined in the context of the market price of the Company’s subordinate voting shares at the time of commencement of the proposed issuer bid. The offer will not provide for any proportionate tenders. The offer will not be conditional upon any minimum number of shares being tendered and will be subject to conditions customary for transactions of this nature.

Holders of multiple voting shares will be entitled to tender the subordinate voting shares underlying their multiple voting shares in the proposed bid. Multiple voting shares taken up by the Company will be converted into subordinate voting shares on a one-for-one basis immediately prior to take up. As of March 23, 2022, the Company had 38,080,486 subordinate voting shares and 42,954,979 multiple voting shares issued and outstanding. All shares purchased under the offer will be cancelled.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell the Company’s shares. The offer referred to in this news release has not yet commenced. The solicitation and the offer to buy the shares will only be made pursuant to a separate issuer bid circular, which will contain full details of the offer and will be filed with the securities regulatory authorities and mailed to the Company’s shareholders.

CONFERENCE CALL AND WEBCAST PRESENTATION

Today at 9 a.m. EDT, BRP Inc. will host a conference call and webcast to discuss its FY22 fourth quarter. The call will be hosted by José Boisjoli, President and CEO, and Sébastien Martel, CFO. To listen to the conference call by phone (event number 2279047), please dial 1 (888) 440-2167 (toll-free in North America). Click here for International numbers.

The Company’s fourth quarter FY22 webcast presentation is posted in the Quarterly Reports section of BRP’s website.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats built on 80 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on and off-road vehicles, Alumacraft, Manitou, Quintrex boats and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel business to fully enhance the riding experience. With annual sales of CA$7.6 billion from over 120 countries, our global workforce is made up of close to 20,000 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, Stacer, Savage and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including, but not limited to, statements relating to our Fiscal Year 2023, including financial guidance and outlook and related assumptions of the Company (including revenues, Normalized EBITDA, Effective Tax Rate, Normalized earnings per share, net income, depreciation expense, net financing costs adjusted, weighted average of the number of shares diluted and capital expenditures), the Company’s ability to convert new entrants into life-long customers, statements relating to the anticipated additional production capacity and its plan to make strategic investments in new products, statements relating to the declaration and payment of dividends, statements relating to the Company’s intention to undertake a substantial issuer bid and the terms thereof (including the maximum dollar value of subordinate voting shares the Company may purchase under the offer and the timing for launch and completion of the offer), our intention to launch a new product line, statements about the Company’s current and future plans, and other statements about the Company’s prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, financial position, market position, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, the expected growth in demand for products and services in the markets in which the Company competes, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market expected financial requirements and the availability of capital resources and liquidities or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of Canadian and United States securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, as further described below.

Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of its Annual Information Form: the impact of adverse economic conditions such as those resulting from the ongoing coronavirus (known as COVID-19) health crisis (including on consumer spending, the Company’s operations and supply and distribution chains, the availability of credit and the Company’s workforce); any decline in social acceptability of the Company’s products; fluctuations in foreign currency exchange rates; high levels of indebtedness; any unavailability of additional capital; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials; any loss of members of the Company’s management team or employees who possess specialized market knowledge and technical skills; unfavourable weather conditions and climate change more generally; any failure of information technology systems or security breach; the Company’s international sales and operations; seasonal sales fluctuations; any inability to comply with product safety, health, environmental and noise pollution laws; the Company’s large fixed cost base; any inability of dealers and distributors to secure adequate access to capital; the Company’s competition in product lines; the Company’s inability to successfully execute its growth strategy; any failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; any inability to maintain and enhance the Company’s reputation and brands; any significant product liability claim; any significant product repair and/or replacement due to product warranty claims or product recalls; the Company’s reliance on a network of independent dealers and distributors; the Company’s inability to successfully manage inventory levels; any intellectual property infringement and litigation; the Company’s inability to successfully execute its manufacturing strategy or to meet customer demand as a result of manufacturing capacity constraints; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply with covenants in financing and other material agreements; any changes in tax laws and unanticipated tax liabilities; any impairment in the carrying value of goodwill and trademarks; any deterioration in relationships with employees; pension plan liabilities; natural disasters; any failure to carry proper insurance coverage; volatility in the market price for the Subordinate Voting Shares; the Company’s conduct of business through subsidiaries; the significant influence of Beaudier Inc., 4338618 Canada Inc. and Bain Capital Integral Investors II, L.P.; and future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. Unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

KEY ASSUMPTIONS

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this press release, including the following: reasonable industry growth ranging from slightly down to up high-single digits; market share that will remain constant or moderately increase; stable global and North American economic conditions and a limited impact from the military hostilities in Ukraine and the ongoing global health crisis; main currencies in which the Company operates will remain at near current levels; inflation is expected to remain elevated from strong demand, supply shortages and high energy prices, and is expected to gradually decline as central banks gradually increase interest rates; there will be no significant changes in tax laws or free trade arrangements or treaties applicable to the Company; the Company’s current margins will remain at current or improved levels; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; no new trade barriers will be imposed amongst jurisdictions in which the Company carries operations; the absence of unusually adverse weather conditions, especially in peak seasons. BRP cautions that its assumptions may not materialize and that current economic conditions may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.

NON-IFRS MEASURES

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including the following:

Non-IFRS measures	Definition	Reason for use

Normalized revenues	Revenues before normalized elements

To assist investors in determining the financial performance of the Company on a consistent basis by excluding elements such as wind-down costs which are considered not being reflective of the ongoing operational performance of the Company

Normalized gross profit	Gross profit before normalized elements

Normalized EBITDA	Net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements

To assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities.

Other elements, such as restructuring and wind-down costs, gain or loss on litigation and acquisition-related costs, may also be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company

Normalized net income	Net income before normalized elements adjusted to reflect the tax effect on these elements	In addition to the financial performance of operating activities, these measures consider the impact of investing activities, financing activities and income taxes on the Company’s financial results
Normalized income tax expense	Income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements
Normalized effective tax rate	Based on Normalized net income before Normalized income tax expense
Normalized earnings per share – basic & diluted	Calculated respectively by dividing the Normalized net income by the weighted average number of shares – basic and the weighted average number of shares – diluted

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also usesaforementioned non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

The Company refers the reader to the table below for the reconciliations of the non-IFRS measures presented by the Company to the most directly comparable IFRS measure.

Reconciliation Tables

The following table presents the reconciliation of Net income to Normalized net income [1] and Normalized EBITDA [1].

	Three-month periods ended		Twelve-month periods ended

(in millions of Canadian dollars)	January 31, 2022	January 31, 2021	January 31, 2022	January 31, 2021	January 31, 2020

Net income	$209.6	$264.2	$794.6	$362.9	$370.6

Normalized elements

Foreign exchange (gain) loss on long-term debt and lease liabilities	48.4	(103.0)	(13.3)	(121.8)	10.4
Transaction costs on long-term debt [2]	—	—	44.3	12.7	—
Transaction costs and other related expenses [3]	—	0.2	5.8	1.5	2.9
(Gain) loss on NCIB	—	—	21.3	(12.2)	—
Evinrude outboard engine wind-down [4]	(1.3)	2.0	0.4	96.1	—
Depreciation of intangible assets related to business combinations	1.0	1.1	4.1	4.4	3.6
Restructuring and related costs [5]	—	—	(0.1)	7.5	1.7
Gain on lease termination [6]	(8.7)	—	(8.7)	—	—
Gain on disposal of property, plant and equipment	—	—	—	(12.7)	—
Gain on litigation	—	—	—	(4.0)	(40.0)
COVID-19 pandemic impact [7]	—	(1.7)	—	10.6	—
Impairment charge [8]	—	—	—	177.1	—
Other elements	1.1	—	3.9	0.6	0.9
Income tax adjustment [9]	1.2	—	(5.8)	(45.7)	8.3

Normalized net income [1]	251.3	162.8	846.5	477.0	358.4
Normalized income tax expense [1]	77.9	60.7	287.9	167.1	126.8
Financing costs adjusted [1] [10]	14.0	26.2	63.4	107.3	90.9
Financing income adjusted [1] [10]	(0.3)	(2.7)	(3.8)	(7.6)	(2.2)
Depreciation expense adjusted [1] [11]	73.5	66.1	268.1	255.2	230.5

Normalized EBITDA [1]	$416.4	$313.1	$1,462.1	$999.0	$804.4

[1]	See “Non-IFRS Measures” section.

[2]

During Fiscal 2022, the Company incurred a prepayment premium of $15.1 million and derecognized unamortized transaction costs of $29.2 million related to the full repayment of its outstanding U.S. $597.0 million Term Loan B-2.

[3]	Costs related to business combinations.

[4]	The Company incurred costs related to the wind-down of the outboard engine production such as, but not limited to, idle costs and other exit costs.

[5]

The Company is involved, from time to time, in restructuring and reorganization activities in order to gain flexibility and improve efficiency. The costs related to these activities are mainly composed of severance costs and retention salaries.

[6]

During Fiscal 2022, the Company acquired its two leased facilities in Mexico. The derecognition of related right-of-use assets and corresponding lease liabilities generated a $8.6 million gain on lease termination.

[7]	Incremental costs associated with the COVID-19 pandemic such as, but not limited to, labour cost related to furloughs.

[8]	During the twelve-month period ended January 31, 2021, the Company recorded an impairment charge of $177.1 million related to its Marine segment.

[9]

Income tax adjustment is related to income tax on Normalized elements subject to tax and for which income tax has been recognized, offset by unrecognized tax benefits related to Evinrude outboard engine wind-down

[10]	Adjusted for transaction costs on long-term debt and normal course issuer bid program (“NCIB”) gains and losses in net income.

[11]	Adjusted for depreciation of intangible assets acquired through business combinations.

The following table presents the reconciliation of Revenues to Normalized revenues [1] and Gross profit to Normalized gross profit [1].

	Three-month periods ended		Twelve-month periods ended

(in millions of Canadian dollars)	January 31, 2022	January 31, 2021	January 31, 2022	January 31, 2021	January 31, 2020

Revenues	$2,347.5	$1,815.1	$7,647.9	$5,952.9	$6,052.7
Evinrude outboard engine wind-down [2]	(1.8)	(9.6)	(7.5)	31.9	—

Normalized revenues [1]	$2,345.7	$1,805.5	$7,640.4	$5,984.8	$6,052.7

Gross profit	$609.5	$501.9	$2,132.2	$1,472.3	$1,454.0
As a percentage of revenues	26.0%	27.7%	27.9%	24.7%	24.0%
Evinrude outboard engine wind-down [2]	0.5	2.1	7.9	66.3	—
COVID-19 pandemic impact [3]	—	(1.7)	—	10.6	—

Normalized gross profit [1]	$610.0	$502.3	$2,140.1	$1,549.2	$1,454.0
As a percentage of Normalized revenues	26.0%	27.8%	28.0%	25.9%	24.0%

[1]	See “Non-IFRS Measures” section.

[2]	The Company incurred costs related to the wind-down of the outboard engine production such as, but not limited to, idle costs and other exit costs.

[3]	Incremental costs associated with the COVID-19 pandemic such as, but not limited to, labour cost related to furloughs.

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Biliana Necheva	Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	Tel.: 450.532.6462
philippe.deschenes@brp.com